Filed pursuant to Rule 433

Registration No. 333-147807

March 25, 2009

Final Term Sheet

6.15% Secured Medium-Term Notes, Series H due 2019

IDAHO POWER COMPANY

Secured Medium-Term Notes, Series H

Issuer: Idaho Power Company	Interest Payment Dates: April 1 and October 1,
commencing October 1, 2009
Trade Date: March 25, 2009	Redemption: As specified in Pricing Supplement No. 2
Original Issue Date/Settlement Date: March 30, 2009,	dated March 25, 2009. Make Whole to be
which is the third business day following the Trade	determined at a discount rate equal to the Treasury
Date.	Rate plus 50 basis points.
Principal Amount: $100,000,000	Maturity Date: April 1, 2019
Price to Public: 99.815% of Principal Amount, plus	CUSIP: 45138LAV5
accrued interest from the Original Issue Date	Purchasers:
Purchasers’ Discount: 0.625%	Banc of America Securities LLC ($27,500,000)
Proceeds to the Company: 99.190%	J.P. Morgan Securities Inc. ($25,000,000)
Interest Rate: 6.15% per annum	Wachovia Capital Markets, LLC ($25,000,000)
KeyBanc Capital Markets Inc. ($7,500,000)
Wedbush Morgan Securities Inc. ($5,000,000)
RBC Capital Markets Corporation ($5,000,000)
Piper Jaffray & Co. ($5,000,000)

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll free at 1-800-294-1322,  J.P. Morgan Securities Inc. collect at 1-212-834-4533 or Wachovia Capital Markets, LLC toll free at 1-800-326-5897.